UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated June 4, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. Applies to List its ADRs on Nasdaq

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd.

Herzliya, Israel – June 3, 2012 – XTL Biopharmaceuticals Ltd. (TASE: XTL) (OTC: XTLBY) (hereinafter, “XTL”), a biopharmaceutical development company, announced today that on Friday, June 1, 2012, it filed an application for the listing of its American Depositary Receipts (ADRs) on the Nasdaq Stock Exchange, subject to the Company's compliance with the required criteria. As of the date of this report, the Company and its advisors believe that the Company is in compliance with the Nasdaq listing requirements (subject to additional qualitative criteria of the Listing Qualifications Committee), except for the minimum bid ADR price (which will be adjusted if required, by ratio change of the ADR).

The Company's Board and management believe that the Company’s listing on Nasdaq is a significant step, which will enable the Company to more effectively access the U.S. institutional investor community.

Currently, the Company's ADRs are quoted over-the-counter in a 2:1 ratio (2 ordinary shares per 1 ADR). In addition, the Company is registered with the Securities and Exchange Commission and is reporting in accordance with its legal obligations.

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals, Ltd., a biopharmaceutical company, engaged in the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO for the treatment of multiple myeloma blood cancer was granted an orphan drug designation from the FDA. rHuEPO, has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY).

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

The Company's estimations for receiving approvals from Nasdaq and the information related to them, which are included in this Form 6-K may be forward-looking statements as defined in the Israeli Securities law-1968, and they are based on the Company's current expectations. Their fulfillment as expected, if at all, are affected by parameters that may not be foreseen, and are beyond the Company's control, including delays in receiving approval from Nasdaq, and the conditions of the US and Israeli Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 4, 2012	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer